hannover re®

RECEIVED

2006 MAR 13 P 12:36

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06011576

SUPPL

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

March 8, 2006

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Hannover Re fundamentally reorganizes its US specialty business with Praetorian launch".

Please contact the left undersigned by calling +49-511-5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh
Associate Director
Corporate Communications

Gabriele Bommersbach
Assistant

dlw 3/13

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover **re**®

PRESS RELEASE

Hannover Re fundamentally reorganises its US specialty business with Praetorian launch

Hannover, 7 March 2006: Hannover Re is fundamentally restructuring its US primary insurance business: all specialty business – henceforth the strategic focus – is to be transferred to the newly established Praetorian Financial Group, Inc. Clarendon Insurance Group, Inc., which had previously been responsible for these activities, will concentrate on the professional and proactive management of around 200 terminated programs as well as existing commodity business that falls outside of Praetorian's focus.

"With this separation we have taken the last logical step as part of our restructuring measures geared to maximising the value of our specialty insurance business group", Wilhelm Zeller, Chief Executive Officer of Hannover Re, explained today at this year's Midwinter Conference of the Association of Insurance and Financial Analysts (AIFA) held in Scottsdale, Arizona.

Praetorian – led by its Chief Executive Officer Rodman Fox – will remain rigorously focused on specialty lines such as the insurance of select niche automobile risks and unusual professional risks as well as – inter alia – risks involving art collections, health insurances for pets, mobile phones and jewellery businesses. In view of its excellent financial strength ratings and market leadership Praetorian enjoys clear competitive advantages, prompting Mr. Zeller to speak of the company getting off to a "flying start".

"By putting in place a clear distinction between the companies we have also kept open more options for the future of our specialty business: over time we can consider continuing to manage Clarendon's activities internally, engaging the services of additional external experts or moving towards more extensive outsourcing solutions and other alternatives", Mr. Zeller emphasised. Based on Praetorian's positioning as a specialty insurer Hannover Re can generate highly attractive earnings in the years ahead and has also given itself the option of enlisting partners and thereby profiting from the above-average valuation ratios for such specialised insurers. "Irrespective of whichever avenues we may ultimately decide to pursue", Mr. Zeller stressed, "we are not under any time or financial pressure whatsoever".

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (tel. +49 / 511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-1502, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-1736, e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as specialty insurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Hannover Rück ordnet ihr U.S. Specialty-Geschäft mit Praetorian grundlegend neu

Hannover, 7. März 2006: Die Hannover Rück ordnet ihr U.S.-Erstversicherungsgeschäft grundlegend neu: Sämtliches Spezialgeschäft – der künftige strategische Fokus – wird auf die neu gegründete Praetorian Financial Group, Inc. übertragen. Die bisherige Trägerin dieser Aktivitäten, die Clarendon Insurance Group, Inc., konzentriert sich auf das professionelle und proaktive Management von rund 200 erloschenen Programmen sowie auf das vorhandene Standardgeschäft.

„Mit dieser Trennung haben wir den letzten konsequenten Schritt innerhalb unserer eingeleiteten Restrukturierungsmaßnahmen unternommen, um den Wert unseres Geschäftsfelds Specialty Insurance zu maximieren", erklärte der Vorstandsvorsitzende der Hannover Rück, Wilhelm Zeller, heute auf der diesjährigen Winterkonferenz des amerikanischen Versicherungsanalystenverbands AIFA in Scottsdale, Arizona.

Die Praetorian – unter Führung von Chief Executive Officer Rodman Fox – verfolgt eine strikte Fokussierung auf Spezialsparten, wie die Versicherung von ausgewählten Kraftfahrtrisiken, ungewöhnlichen Berufsrisiken, aber auch beispielsweise von Kunstsammlungen, Tierkrankenversicherungen, Mobiltelefonen oder Juweliergeschäften. Angesichts ihres exzellenten Finanzkraft-Ratings und ihrer Marktführerschaft bieten sich der Praetorian klare Wettbewerbsvorteile, sodass Zeller von einem „fliegenden Start" für die Gesellschaft sprach.

„Wir haben uns darüber hinaus mit der klaren Abgrenzung der Gesellschaften mehrere Optionen für die Zukunft unseres Specialty-Geschäfts gesichert: Es ist denkbar, die Aktivitäten der Clarendon weiterhin intern zu führen, zusätzlich externe Fachleute einzubinden oder weitergehende Outsourcing-Lösungen sowie andere Alternativen zu verfolgen", unterstrich Zeller. Mit der Positionierung der Praetorian als Spezialversicherer kann die Hannover Rück sehr attraktive zukünftige Erträge generieren und hat sich darüber hinaus auch die Option geschaffen, Partner aufzunehmen und so von den überdurchschnittlichen Bewertungskennzahlen für derart spezialisierte Versicherer zu profitieren. „Für welche der Möglichkeiten wir uns auch am Ende entscheiden", betonte Zeller, „wir stehen dabei unter keinerlei zeitlichem oder finanziellem Druck."

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00,
E-Mail: eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736,
E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Specialty Insurance und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*